

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170119

DIVISION OF
CORPORATION FINANCE

January 10, 2017

Eric A. Koontz
Troutman Sanders LLP
eric.koontz@troutmansanders.com

Re: WEC Energy Group, Inc.
Incoming letter dated December 19, 2016

Dear Mr. Koontz:

This is in response to your letter dated December 19, 2016 concerning the shareholder proposal submitted to WEC Energy Group by Michelle L. Guilette. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Michelle L. Guilette

FISMA & OMB Memorandum M-07-16

January 10, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: WEC Energy Group, Inc.
Incoming letter dated December 19, 2016

The proposal requests that the company publicly endorse federal legislation that places an initially low but steadily rising fee on fossil-carbon-based fuels, adjusts the fee at the border to protect domestic manufacturers from countries where such a policy does not exist and returns all revenue collected to households.

There appears to be some basis for your view that WEC Energy Group may exclude the proposal under rule 14a-8(i)(7), as relating to WEC Energy Group's ordinary business operations. In this regard, we note that the proposal appears directed at involving WEC Energy Group in the political or legislative process relating to an aspect of the company's operations. Accordingly, we will not recommend enforcement action to the Commission if WEC Energy Group omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which WEC Energy Group relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

ERIC A. KOONTZ
404.885.3309 telephone
404.962.6791 facsimile
eric.koontz@troutmansanders.com

TROUTMAN SANDERS

TROUTMAN SANDERS LLP
Attorneys at Law
Bank of America Plaza
600 Peachtree Street NE, Suite 5200
Atlanta, Georgia 30308-2216
404.885.3000 telephone
troutmansanders.com

December 19, 2016

VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)
Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F St. N.E.
Washington, D.C. 20549

Re: WEC Energy Group, Inc. -- 2017 Annual Meeting of Stockholders Omission of Stockholder Proposal Submitted by Michelle L. Guilette

Dear Ladies and Gentlemen:

This letter is to inform you that our client, WEC Energy Group, Inc., a Wisconsin corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 annual meeting of stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Stockholder Proposal") and statements submitted in support thereof received from Michelle L. Guilette (the "Proponent").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we have (i) filed this letter with the Commission no later than 80 calendar days prior to the date the Company intends to file its definitive 2017 Proxy Materials with the Commission, and (ii) simultaneously sent a copy of this letter and its attachments to the Proponent as notice of the Company's intent to exclude the Stockholder Proposal from the 2017 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the stockholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Stockholder Proposal, a copy of that correspondence should concurrently be furnished to the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. THE PROPOSAL

The Stockholder Proposal states:

> RESOLVED, Shareholders request that WEC Energy Group (WEC) publicly endorse federal legislation that places an initially low but steadily rising fee on fossil-carbon-based fuels, adjusts the fee at the border to protect domestic manufacturers from countries where such a policy does not exist and returns all revenue collected to households.

A copy of the full text of the Stockholder Proposal, including the Proponent's supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

II. BASIS FOR EXCLUSION

We hereby respectfully request on behalf of the Company that the Staff concur in our view that the Stockholder Proposal may be excluded from the 2017 Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(i)(3).

As discussed below, the Stockholder Proposal may be excluded pursuant to Rule 14a-8(i)(7), because it deals with a matter relating to the Company's ordinary business operations, as the proposal is directed at involving the Company in the legislative process relating to an aspect of the Company's business operations. Further, the Stockholder Proposal may be excluded pursuant to Rule 14a-8(i)(3), because it is contrary to Rule 14a-9, which prohibits materially misleading statements in proxy soliciting materials, as the Stockholder Proposal is so vague and indefinite that it is materially misleading.

III. ANALYSIS

The Stockholder Proposal May be Excluded under Rule 14a-8(i)(7) Because it Deals with a Matter Relating to the Company's Ordinary Business Operations.

Pursuant to Rule 14a-8(i)(7), a company may exclude a shareholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission identified two central considerations underlying the ordinary business operations exclusion. The first consideration relates to the subject matter of a proposal, with certain tasks being "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976)).

Under the 1998 Release, the term "ordinary business" as used in Rule 14a-8(i)(7) "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." As a company engaged in the business of generating and distributing electric energy to retail and wholesale customers, the generation of electricity and the Company's related generation resource planning process are core matters involving the Company's business operations. The Company's generation resource planning process requires the consideration of the impact of numerous factors, including projected customer demand, existing generating resources, the availability and cost of alternative generating technologies, the projected costs for various types of fuel (including fossil-carbon-based fuels), existing customer rate structures and the impact of alternative generating resources and fuels on future rates, and compliance with environmental and other legislative and regulatory requirements (including those that would impact the use of fossil-carbon-based fuels).

Through the Stockholder Proposal, the Proponent seeks to have the Company publicly endorse federal legislation that imposes a fee on the use of fossil-carbon-based fuels. Any such legislation would directly impact the Company's generation resource planning process and related regulatory rate structure, matters that are core business operations of the Company. The considerations involved in determining whether to participate (or to refrain from participating) in the political process with respect to legislation impacting core business operations, how specifically to participate in that process (public advocacy versus other methods) and the position to take on any such legislation, are of a highly complex nature and are fundamental to management's ability to run the Company. Accordingly, the Stockholder Proposal is precisely the type of proposal that may be excluded under Rule 14a-8(i)(7) and the 1998 Release, as attempting to micro-manage the Company by probing too deeply into matters of a complex nature upon which shareholders as a group would not be in a position to make an informed judgment.

In prior no-action letters, the Staff has made clear that a proposal attempting to direct a company to become involved in a specific legislative matter relating to its business may be excluded under Rule 14a-8(i)(7). For example, in *Eli Lilly and Company* (February 18, 2014), *Bristol-Myers Squibb Company* (February 18, 2014) and *Pfizer, Inc.* (February 18, 2014), the companies received identical proposals calling for the adoption of certain health care reform principles. These health care reform principles, if adopted, would have called upon the companies to advocate for specific legislative initiatives (such as repeal of laws that prohibit cross-state competition by insurance companies). In each case, the Staff allowed exclusion of the proposal under Rule 14a-8(i)(7), noting that the proposal "appears directed at involving [the applicable company] in the political or legislative process relating to an aspect of [its] operations."

Similarly, in *International Business Machines Corporation* (December 17, 2008), the Staff concurred that a proposal requiring the company to "join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits" was excludable because "it appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." In *Pacific Enterprises* (February 12, 1996), the Staff concurred that a proposal submitted to a California utility recommending that the company dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was "directed at involving the company in the political or legislative process that relates to aspects of the Company's operations."

Further, the Staff consistently has agreed that a proposal focused on a company's political involvement in matters relating to its business operations may be excluded under Rule 14a-8(i)(7), even in cases where the legislative topic may relate to a significant social policy issue such as climate change or national health care legislation and reform. See *Bristol-Myers Squibb Company* (January 29, 2013); *Duke Energy Corporation* (February 24, 2012); and *PepsiCo, Inc.* (March 3, 2011); as well as the *Eli Lilly, Bristol-Myers, Pfizer and International Business Machines* no-action letters discussed above. For example, in *Bristol-Myers Squibb Company* (January 29, 2013), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal that requested a report on political activities, but focused principally on the company's lobbying activities relating to healthcare reform legislation (the Patient Protection and Affordable Care Act).

Similarly, in *Duke Energy Corporation* (February 24, 2012) and *PepsiCo, Inc.* (March 3, 2011), the Staff permitted exclusion of shareholder proposals that requested reports on political activities, but focused principally on the applicable company's involvement in the political process relating to climate change legislation. In *Duke Energy*, the Company argued the climate change related legislative initiatives that were the focus of the proposal and supporting statement "relate to the most basic aspects of the [c]ompany's ordinary business operations such as the means by which the [c]ompany generates power for its customers." The Staff concurred with Duke Energy's argument that the proposal could be excluded under Rule 14a-8(i)(7) because the proposal and supporting statement, when read together, focused primarily on the company's specific lobbying activities that relate to the operation of the company's business and not on the company's general political activities. In *PepsiCo, Inc.*, the Staff agreed that a proposal focused on PepsiCo's position on cap and trade climate change regulation was excludable as being focused primarily on the company's specific lobbying activities that relate to the operation of the company's business and not on the company's general political activities.[1]

[1] Even outside the context of proposals relating to political involvement, the Staff has permitted exclusion of proposals related to climate change that sought to micromanage a company. See *Marriott International, Inc.* (March 17, 2010), where the Staff allowed exclusion of a proposal that would have required the installation of low-flow showerheads. In *Marriott,* the Staff stated that "[i]n our view, although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate."

Based on all of the foregoing, we believe the Stockholder Proposal deals with a matter relating to the ordinary business operations of the Company, as the proposal clearly is directed at involving the Company in the legislative process relating to an aspect of its business operations. Through the Stockholder Proposal, the Proponent not only seeks to cause the Company to become involved in the political process and to direct the Company's position, but also seeks to direct the Company's specific method of participation in the legislative process – public advocacy (i.e., "publicly endorse legislation"). In doing so, the Stockholder Proposal goes even further in its micromanagement of the Company than the proposals involved in the no-action letters cited above. As a result, we believe the Stockholder Proposal may be excluded under Rule 14a-8(i)(7), in accordance with the 1998 Release and the no-action letters cited above.

The Stockholder Proposal May be Excluded in Reliance on Rule 14a-8(i)(3), as it is so Vague and Indefinite as to be Materially Misleading.

Rule 14a-8(i)(3) permits a company to omit a proposal or supporting statement that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially misleading statements in proxy materials. Pursuant to *Staff Legal Bulletin No. 14B* (September 15, 2004) ("SLB 14B"), a proposal may be excluded under Rule 14a-8(i)(3) when the language of the proposal or the supporting statement renders the proposal so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Company* (July 30, 1992). In addition, the Staff has indicated that a shareholder proposal may be excluded under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

In prior no-action letters, the Staff has made clear that a proposal may be excluded as being vague and indefinite when the proposal fails to adequately define key terms or provide sufficient guidance regarding the manner in which the proposal should be implemented. *See Citigroup, Inc.* (March 6, 2014) and *JPMorgan Chase & Co.* (March 6, 2014) (each concurring with exclusion of a proposal requesting the appointment of a committee to develop a plan to divest all "non-core banking operations" as vague and indefinite); *Morgan Stanley* (March 12, 2013) (concurring with the exclusion of a proposal requesting the appointment of a committee to explore "extraordinary transactions" as vague and indefinite); *The Boeing Company* (March 2, 2011) (concurring with the omission of a proposal as vague and indefinite where the proposal requested, among other things, that senior executives relinquish certain "executive pay rights" because such phrase was not sufficiently defined); *AT&T Inc.* (February 16, 2010) (concurring with the omission of a proposal as vague and indefinite where the proposal requested a report on political contributions and payments for "grassroots lobbying communications").

Through the Stockholder Proposal, the Proponent seeks to cause the Company to endorse legislation containing certain key terms, but has failed to adequately define any of these key terms. For example, the Stockholder Proposal provides for the Company to endorse federal legislation that places an "initially low but steadily rising fee" on fossil-carbon-based fuels. Neither the Stockholder Proposal nor the related supporting statement includes any clarity around the meaning of the "fee" and how it would be implemented and assessed (i.e., is it an additional tax), other than a reference in the supporting statement that the "fee" should be assessed at the point of extraction. While the language of the Stockholder Proposal and relating supporting statement could be read to involve the collection of amounts by the federal government consistent with a tax, individual stockholders considering the Stockholder Proposal may not envision (or be supportive of) a "fee" to be implemented in this manner.

Similarly, it is entirely unclear, and opinions could differ dramatically regarding, what would be considered an "initially low" fee, and what rate or other method of calculation would be considered to be "steadily rising." As a result, a fee that may be viewed as "initially low" by one stockholder considering the Stockholder Proposal could be substantially higher than the fee amount that would be supported by another stockholder considering the Stockholder Proposal.

Additionally, the Stockholder Proposal and relating supporting statement fail to provide sufficient guidance regarding the method to be included in such legislation to "return all revenue collected to households" (e.g., would it be through a tax credit, a rebate or some other method?). Further, it is unclear how any such legislation should identify the applicable households that should receive the revenue and how the legislation should allocate the revenue among those households.

In addition, the Stockholder Proposal also fails to provide sufficient guidance regarding what is meant by "adjust[ing] the fee at the border." It is unclear whether this is intended to involve a tax or trade tariff on products (or some other method), how such adjustment should be calculated, and how it would be implemented and assessed.

As a result of the absence of any definition or clarity around the key aspects of the legislation the Company would be expected to endorse under the Stockholder Proposal, neither the stockholders voting on the proposal, nor the Company in implementing the proposal, would be able to understand with any reasonable certainty exactly what the proposal requires. Accordingly, in taking action to implement the Stockholder Proposal (if it was approved by stockholders), the Company undoubtedly could endorse legislation that differs materially from the legislation envisioned by the majority of stockholders or any individual stockholder in voting to approve the Stockholder Proposal. Therefore, we believe the Company may properly omit the Stockholder Proposal and supporting statement in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially misleading.

IV. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Stockholder Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Sincerely,



Eric A. Koontz

Exhibit A

(See attached)

19 November 2016

To: WEC Energy Group Incorporated
Susan H. Martin, Corporate Secretary
231 West Michigan Street
PO Box 1331
Milwaukee, WI 53201

Re: Shareholder Proposal for 2017 Meeting

To whom it may concern:

I submit this resolution titled "Carbon Dividend" to be considered at the 2017 WEC Energy Group, Inc. annual meeting.

The following shareholder is filing this resolution:

Michelle L. Guilette

I am filing this resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

The above mentioned shareholder owns shares in street name with Signator Investors. A letter from Signator is included indicating ownership of the requisite amount of stock (at least $2000) for over a year from the date of this letter and intends to maintain ownership through the annual meeting in 2017.

A representative of the filer listed in this letter will attend the annual meeting to move the resolution as required by SEC rules.

Contact information is as follows:

Michelle Guilette

FISMA & OMB Memorandum M-07-16

Sincerely,



Michelle L. Guilette

Carbon Dividend

RESOLVED

Shareholders request that WEC Energy Group (WEC) publicly endorse federal legislation that places an initially low but steadily rising fee on fossil-carbon-based fuels, adjusts the fee at the border to protect domestic manufacturers from countries where such a policy does not exist and returns all revenue collected to households.

SUPPORTING STATEMENT

By far the main impediment to the conversion of the electric power market from burning fossil fuels to renewable energy is the relatively low price of fossil fuels compared to sustainably-produced electricity. However, the market price of fossil fuels used by utilities does not reflect the real climate and health costs of greenhouse gas emissions, including carbon dioxide and methane.

Economists across a range of public policy positions agree that the best way to deal with this problem is to exact a predictable and steadily rising fee on fossil fuels at the point they are extracted from the ground or enter the country, returning all revenue collected to households. This fee creates incentives to develop alternatives to the use of fossil fuels because of their rising costs relative to renewable energy, consumers are protected from economic hardship by distribution of the revenue as a dividend and manufacturers are protected from unfair competition by the border adjustment. The steadily rising carbon fee results in the price of electric power produced from renewable energy predictably becoming less expensive than fossil fuels, spurring the sale of many sustainably-produced products and services, including electric vehicles charged by renewable energy provided by WED which are encouraged by the industry's main trade group Edison Electric Institute as well as McKinsey & Company.

Throughout the country the utility business model has entered a period of increasing uncertainty. The Clean Power Plan is but the most recent example of regulatory action that puts the economic health of utilities and shareholders at risk and discourages innovation. Without "Carbon Dividend", utility customers will pressure producers and regulators to keep rates low while utilities struggle to sustain profitability and dividend payments given the need to convert to low-carbon resources such as renewable energy.

"Carbon Dividend" creates dramatic new opportunities for utilities, encourages creativity to develop improved renewable energy technologies, relieves pressure from regulators who feel a need to respond to the risks of climate change and stabilizes the business environment within which utilities will operate.

We recommend that the company take the low-risk step to endorse "Carbon Dividend" publicly so that legislative leaders know that industry recognizes it as the best and preferred option to deal with climate change and increases its likelihood of being introduced and passed into law.